Mail Stop 3561

March 6, 2009

Robert M. Ginnan
Chief Financial Officer
The Standard Register Company
600 Albany Street
Dayton, Ohio 45408

      Re: The Standard Register Company
             File No. 001-11699
             Form 10-K: For the fiscal year ended December 30, 2007
             Form 10-Q: For the quarterly period ended September 28, 2008

Dear Mr. Ginnan:

      We have completed our review of your Form 10-K and your related filing, and we have no further comments at this time.

                  Sincerely,

                  Lyn Shenk
                  Branch Chief